

Mail Stop 3233

April 5, 2017

Via E-Mail
Jilliene Helman
MogulREIT II, Inc.
10780 Santa Monica Blvd.
Suite 140
Los Angeles, CA 90025

> **Re:** **MogulREIT II, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted March 8, 2017**
> **CIK No. 0001699573**

Dear Ms. Helman:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

2. We note that you may conduct the share repurchase program during the offering period of the shares being qualified under this offering statement. Please be advised that you are

responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

3. We note your disclosure on page 4 that Realty Mogul, Co.'s real estate equity finance professionals have more than 150 years of combined direct experience in the commercial real estate business, and have managed more than $40 billion in originations and underwritings of commercial real estate loans and equity investments. We also note your disclosure that your Manager advises another REIT with similar investment objectives, MogulREIT I, LLC. Please revise your offering circular to include the prior performance disclosure required by Item 8 and Appendix II of Industry Guide 5, or provide a detailed explanation as to why you do not believe such disclosure is required. Please refer to Release No. 33-6900 (June 17, 1991).

Offering Circular Cover Page

4. We note your disclosure that you expect to offer shares of your common stock in the offering until you raise the maximum amount being offered. Please disclose the date that the offering will end. Please see Item 501(b)(8)(iii) of Regulation S-K.

5. We note your disclosure on page 5 that your Sponsor will pay up to a 1.20% commission. We also note that your offering circular cover page states that your Sponsor will pay underwriting discounts and commissions in an amount of $1.20 per share. Please reconcile this apparent discrepancy or tell us why such a reconciliation is not necessary.

Offering Summary

Our Structure, page 16

6. We note that your corporate structure chart indicates that you will own a 99.9% interest in MogulREIT I, LLC. Please confirm.

Management Compensation, page 16

7. Please disclose the estimated acquisition fees, assuming the maximum amount is raised and assuming you utilize your target leverage, or advise us why you are unable to calculate such fees at this time.

8. We note your disclosure under "Other Operating Expenses — Manager" that such expenses do not include your Manger's or Realty Mogul, Co.'s employee costs. We also

note that Section 3.02(a)(vii) of your management agreement suggests that the compensation and personnel-related expenses of your Manager and its affiliates are reimbursable expenses. Please reconcile this apparent discrepancy or tell us why such a reconciliation is not necessary.

9. In future filings that require Item 13 of Form 1-A disclosure, please disclose the amount of fees paid to your Manager, Realty Mogul, Co. or its affiliates, and break out the amounts paid pursuant to the management fee and reimbursements under your management agreement and the shared services agreement.

10. We note your disclosure on page 67 that "[f]ees to be payable to our Manager pursuant to the management agreement, including any fees that may be paid upon termination of the management agreement, are described below under 'Management Compensation.'" Please also disclose any fees or expenses payable to your Manager upon the termination of your management agreement.

Quarterly NAV Share Price Adjustments, page 22

11. Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Estimated Use of Proceeds, page 64

12. In your use of proceeds table, below the line item "Estimated Amount Available for Investments," please include a line item for fees related to the purchase of properties, such as acquisition fees, and total amount for application of proceeds. Please see Item 3.B. and Appendix I of Industry Guide 5.

Management

Our Manager, page 69

13. We note your disclosure on page 70 that your Manager may change your investment objectives at any time without approval of your stockholders. We also note your disclosure on page 28 that the Board may change your targeted investments and asset allocation at any time and on page 66 that "The Board has adopted written policies on investments and borrowing, the general terms of which are set forth in this offering circular. Our directors may revise those policies or establish further written policies on investments and borrowings and monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled and are in the best interests of our stockholders." Please revise your disclosure to clearly state whether your Manager or your Board has the authority to change your investment policies and objectives.

Conflicts of Interest

Receipt of Fees and Other Compensation by our Manager and its Affiliates, page 79

14. We note your disclosure on page 79 regarding the conflict of interest that your Manager may experience in determining whether to acquire, on your behalf, assets sourced by third parties rather than those sourced by an RM Originator or Mogul Securities. To the extent that you will pay an RM Originator or Mogul Securities fees in connection with the acquisition of equity opportunities sourced by such entities, please disclose such fees in your Management Compensation presentation.

Plan of Operation

Liquidity and Capital Resources, page 93

15. We note your disclosure on page 94 that your targeted portfolio-wide leverage after you have acquired an initial substantial portfolio of diversified investments is between 0‑25% of the greater of the cost (before deducting depreciation or other noncash reserves) or fair market value of our assets. We also note your disclosure on page 2 that "We may use leverage of up to 75% of the fair market value or expected fair market value (for a value-add acquisition) of our assets." Please reconcile this apparent discrepancy or tell us why such a reconciliation is not necessary.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Lauren B. Prevost
        Morris, Manning & Martin, LLP